Exhibit 4.7

Date Issued	Name of Warrant Holders	Principal	Interest Rate (per annum)
6/17/2013	BF Partners, L.P.	$600,000.00	10%
6/27/2013	Vipul A. Bhatt	$250,000.00	10%
6/24/2013	Steven J. Lindley	$300,000.00	10%
6/17/2013	Rationalwave Onshore Equity Fund LP	$500,000.00	10%
6/18/2013	James R. Walker	$300,000.00	10%
6/24/2013	Walter P. Stern TTEE	$500,000.00	10%